Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Darling International Inc.

We consent to the incorporation by reference in the registration statements on Form S-3 (No.333-170668), Form S-4 (No. 333-131484) and Form S-8 (Nos. 333-125875, 33-99868 and 33-99866) of Darling International Inc. of our reports dated February 29, 2012, with respect to the consolidated balance sheets of Darling International Inc. as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appears in the December 31, 2011 annual report on Form 10-K of Darling International Inc.

KPMG LLP

Dallas, Texas
February 29, 2012